EXHIBIT 99.1

FirstService Reports Second Quarter Results

 ---------------------------------------------------------------------
 Operating highlights:
                                 Quarter ended      Six months ended
                                     June 30             June 30
                               ------------------- -------------------
                                   2009      2008      2009      2008
                               --------- --------- --------- ---------
 Revenues (millions)             $425.3    $454.8    $786.4    $823.9
 EBITDA (millions)                $41.2     $47.1     $53.6     $47.5
 Adjusted EPS                     $0.46     $0.56     $0.55     $0.41
 ---------------------------------------------------------------------

TORONTO, July 29, 2009 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (TSX:FSV.PR.U) (Nasdaq:FSRV) today reported results for its second quarter ended June 30, 2009. All amounts are in US dollars.

For the quarter ended June 30, 2009, revenues were $425.3 million, a decrease of 7% relative to the same period in the prior year, EBITDA (1) was $41.2 million, down from $47.1 million and Adjusted EPS (2) was $0.46, versus $0.56 reported in the prior year period. GAAP EPS from continuing operations was a loss of $0.08 per share in the quarter, compared to $0.45 for the same quarter a year ago.

For the six months ended June 30, 2009, revenues were $786.4 million, a decrease of 5% relative to the same period in the prior year, EBITDA (1) was $53.6 million, up 13% from $47.5 million in the prior year and Adjusted EPS (2) was $0.55, up from $0.41 reported in the prior year period. GAAP EPS from continuing operations was a loss of $1.62 for the six month period, compared to $0.17 for the same period a year ago.

"We remain pleased with the results of our Residential Property Management and Property Services segments, particularly the strong results from Field Asset Services, one of America's leading providers of property preservation and foreclosure services," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "Despite revenue declines in Commercial Real Estate again this quarter compared to the same quarter last year, we did see an increase in revenues compared to the first quarter, which, combined with the significant cost containment initiatives instituted over the past 18 months, allowed us to earn a modest profit led by the results of our market-leading service platforms in Canada, Australia, New Zealand and Latin America," he concluded.

About FirstService Corporation

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: FirstService Commercial Real Estate Services, the fourth largest global player in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with more than US$1.7 billion in annualized revenues and over 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Revenues in Commercial Real Estate Services totalled $142.6 million for the quarter, down 32% relative to the prior year quarter. Excluding the impact of acquisitions, revenues declined 38% (28% on a local currency basis) as a result of a reduction in investment sales and leasing activity in all markets due to the global economic slowdown, and the depreciation of foreign currencies relative to the US dollar. Quarterly EBITDA, before a non-recurring $2.9 million cost containment charge, was $2.0 million, versus EBITDA of $21.1 million in the year-ago period.

Residential Property Management revenues increased to $167.9 million for the quarter, up 3% versus the prior year period, attributable to a 6% increase in property management contract revenue, offset by a decline in ancillary service revenues. EBITDA for the quarter was $16.9 million, versus $15.9 million in the prior year period.

Revenues in Property Services totalled $114.8 million, an increase of 42% over the prior year period. The revenue increase was attributable primarily to Field Asset Services and Paul Davis Restoration. Revenues from the segment's consumer-oriented franchise operations declined 30% as a result of the weak US economy. EBITDA in the second quarter was $22.7 million, an increase of 89% versus $12.0 million in the prior year.

Quarterly corporate costs were $2.0 million, relative to $2.8 million in the prior year period.

Deferred Income Tax Charge

During the quarter, the Company recorded a non-cash valuation allowance with respect to deferred income tax assets, which increased income tax expense by $2.5 million and reduced GAAP earnings per share by $0.08. For the six month period ended June 30, 2009, the valuation allowance amounted to $15.0 million, or $0.47 per share. The valuation allowance relates to tax loss carry-forwards in the Company's North American Commercial Real Estate operations. The loss carry-forwards remain available to offset taxes over the next 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, July 29, 2009 at 11:00 am Eastern Daylight Time to discuss results for the second quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

 Footnotes
 ---------
 1. Reconciliation of net earnings (loss) from continuing operations to
 EBITDA:

                                Three months ended  Six months ended
                                     June 30            June 30
 (in thousands of US dollars)  ------------------- -------------------
 (unaudited)                     2009      2008      2009      2008
                               --------- --------- --------- ---------

 Net earnings (loss) from
  continuing operations         $11,659   $23,837  $(32,668)  $17,647
 Income tax                      11,693     8,811    19,184       179
 Other income                      (963)   (1,094)   (1,054)   (1,920)
 Interest expense, net            3,040     3,724     5,694     7,569
                               --------- --------- --------- ---------
 Operating earnings (loss)       25,429    35,278    (8,844)   23,475
 Depreciation                     6,625     6,062    12,364    11,625
 Amortization of intangible
  assets                          4,732     4,038    11,253     9,287
 Goodwill impairment charge          --        --    29,583        --
                               --------- --------- --------- ---------
                                 36,786    45,378    44,356    44,387
 Stock-based compensation
  expense                         1,534       945     3,171     2,320
 Cost containment                 2,863       790     6,075       790
                               --------- --------- --------- ---------
 EBITDA                         $41,183   $47,113   $53,602   $47,497
                               --------- --------- --------- ---------

EBITDA is defined as net earnings from continuing operations before income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company also believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

 2. Reconciliation of net (loss) earnings and net (loss) earnings per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

                                Three months ended   Six months ended
 (in thousands of US dollars)         June 30            June 30
                               ------------------- -------------------
 (unaudited)                     2009      2008       2009     2008
                               --------- --------- --------- ---------

 Net (loss) earnings
  attributable to common
  shareholders                  $(1,918)  $24,606  $(50,397)  $(8,796)
 Non-controlling interest
  redemption increment            8,931    (9,357)   10,847    12,068
 Company share of net
  (earnings) loss from
  discontinued operations, net
  of tax                           (364)     (625)    2,954     1,856
 Amortization of intangible
  assets                          4,732     4,038    11,253     9,287
 Goodwill impairment charge          --        --    29,583        --
 Stock-based compensation
  expense                         1,534       945     3,171     2,320
 Cost containment                 2,863       790     6,075       790
 Realized gain on sale of AFS
  securities                       (943)       --      (943)       --
 Income tax on adjustments       (2,906)   (1,996)   (6,653)   (4,249)
 Deferred income tax valuation
  allowance                       2,476        --    14,958        --
 Non-controlling interest on
  adjustments                      (770)     (407)   (4,709)     (941)
                               --------- --------- --------- ---------
 Adjusted net earnings from
  continuing operations         $13,635   $17,994   $16,139   $12,335
                               --------- --------- --------- ---------

                                Three months ended   Six months ended
 (in US dollars)                     June 30            June 30
                               ------------------- -------------------
 (unaudited)                     2009      2008      2009      2008
                               --------- --------- --------- ---------

 Diluted net (loss) earnings
  per common share from
  continuing operations          $(0.08)    $0.45    $(1.62)    $0.17
 Non-controlling interest
  redemption increment             0.30        --      0.37        --
 Amortization of intangible
  assets, net of income tax        0.09      0.07      0.23      0.17
 Goodwill impairment charge          --        --      0.93        --
 Stock-based compensation
  expense, net of income tax       0.03      0.02      0.06      0.05
 Cost containment, net of
  income tax                       0.06      0.02      0.13      0.02
 Realized gain on sale of AFS
  securities, net of income tax   (0.02)       --     (0.02)       --
 Deferred income tax valuation
  allowance                        0.08        --      0.47        --
                               --------- --------- --------- ---------
 Adjusted diluted net earnings
  per common share from
  continuing operations           $0.46     $0.56     $0.55     $0.41
                               --------- --------- --------- ---------

The Company is presenting adjusted earnings measures to eliminate the impact of: (i) the non-controlling interest ("NCI") redemption increment in connection with SFAS 160 and related guidance; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) a non-recurring goodwill impairment charge; (iv) stock-based compensation expense; (v) non-recurring cost containment expenses; (vi) any realized gains or losses on the sale of available-for-sale securities and (vii) a deferred income tax valuation allowance related to tax loss carry-forwards. All of the adjustments are considered "non-GAAP financial measures" under applicable securities regulatory authority policies and guidelines.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's full quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

 FIRSTSERVICE CORPORATION

 Condensed Consolidated Statements of Earnings
 ---------------------------------------------
 (in thousands of US dollars, except per share amounts)

                                Three months ended   Six months ended
                                      June 30            June 30
                               ------------------- -------------------
 (unaudited)                      2009      2008      2009     2008
                               --------- --------- --------- ---------

 Revenues                      $425,344  $454,769  $786,353  $823,900

 Cost of revenues               259,316   272,510   486,928   505,864
 Selling, general and
  administrative expenses       129,242   136,881   255,069   273,649
 Depreciation                     6,625     6,062    12,364    11,625
 Amortization of intangible
  assets                          4,732     4,038    11,253     9,287
 Goodwill impairment charge          --        --    29,583        --
                               --------- --------- --------- ---------
 Operating earnings (loss)       25,429    35,278    (8,844)   23,475
 Other income                      (963)   (1,094)   (1,054)   (1,920)
 Interest expense, net            3,040     3,724     5,694     7,569
                               --------- --------- --------- ---------
                                 23,352    32,648   (13,484)   17,826
 Income tax (1)                  11,693     8,811    19,184       179
                               --------- --------- --------- ---------
 Net earnings (loss) from
  continuing operations          11,659    23,837   (32,668)   17,647
 Discontinued operations, net
  of tax (2)                        692       325    (3,229)   (3,218)
                               --------- --------- --------- ---------

 Net earnings (loss)             12,351    24,162   (35,897)   14,429
 Non-controlling interest
  share of earnings (loss)        2,812     6,297    (1,398)    5,925
 Non-controlling interest
  redemption increment            8,931   (9,357)    10,847    12,068
                               --------- --------- --------- ---------
 Net earnings (loss)
  attributable to Company         $ 608   $27,222  $(45,346)  $(3,564)
 Preferred share dividends        2,526     2,616     5,051     5,232
                               --------- --------- --------- ---------

 Net (loss) earnings
  attributable to common
  shareholders                  $(1,918)  $24,606  $(50,397)  $(8,796)
                               ========= ========= ========= =========

 Net (loss) earnings per common
  share (3)
   Basic
    Continuing operations        $(0.08)    $0.49    $(1.62)    $0.17
    Discontinued operations        0.01      0.02     (0.10)    (0.06)
                               --------- --------- --------- ---------
                                 $(0.07)    $0.51    $(1.72)    $0.11
                               ========= ========= ========= =========

   Diluted (4)
    Continuing operations        $(0.08)    $0.45    $(1.62)    $0.17
    Discontinued operations        0.01      0.02     (0.10)    (0.06)
                               --------- --------- --------- ---------
                                 $(0.07)    $0.47    $(1.72)    $0.11
                               ========= ========= ========= =========

 Adjusted diluted net earnings
  per common share from
  continuing operations (5)       $0.46     $0.56     $0.55     $0.41
                               ========= ========= ========= =========

 Weighted average common shares
  outstanding:  (in thousands)   29,405    30,099    29,380    30,041
                                 29,427    30,365    29,388    30,322

 Notes to Condensed Consolidated Statements of Earnings

 (1) Income tax expense for the three months ended June 30, 2009 includes a $2,476 non-cash valuation allowance charge related to deferred income tax assets (2008 - nil); income tax expense for the six months ended June 30, 2009 includes a $14,958 non-cash valuation allowance charge related to deferred income tax assets (2008 - nil).
 (2) Reflects (i) the Integrated Security segment; (ii) the Canadian commercial mortgage securitization operation; and (iii) the
 Chicago-based US mortgage brokerage and servicing operation. Amounts shown are before NCI share. For the three months ended June 30, 2009,
 NCI was $328 (2008 - $(300)) and for the six months ended June 30,
 2009 NCI was $(275) (2008 - $(1,362)).
 (3) Based on the implementation rules within SFAS 160 and related guidance, comparative earnings per share for both the three months and six months ended June 30, 2008 were not restated for the changes in accounting for NCI.
 (4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at a subsidiary. The adjustment for the three months ended June 30, 2009 was nil (2008 - $
 1,036) and six months ended June 30, 2009 was nil (2008 - $18).
 (5) See definition and reconciliation above.

 Condensed Consolidated Balance Sheets
 -------------------------------------
 (in thousands of US dollars)

                                                  June 30  December 31
 (unaudited)                                         2009         2008
                                               ----------- -----------

 Assets
 ------
 Cash and cash equivalents                        $65,230      $79,642
 Restricted cash                                   10,464       10,240
 Accounts receivable                              198,458      175,520
 Inventories                                       10,550       10,572
 Prepaids and other current assets                 49,494       50,674
 Assets held for sale                               5,484       14,210
                                               ----------- -----------
      Current assets                              339,680      340,858
 Fixed assets                                      76,219       76,789
 Other non-current assets                          43,633       39,363
 Goodwill and intangibles                         493,652      527,124
 Assets held for sale                               2,036        6,503
                                               ----------- -----------
      Total assets                               $955,220     $990,637
                                               ==========  ===========

 Liabilities and shareholders' equity
 ------------------------------------
 Accounts payable and accrued liabilities        $193,785     $215,992
 Other current liabilities                         39,461       35,242
 Long term debt - current                          24,915       20,899
 Liabilities related to assets held for sale           81       12,946
                                               ----------- -----------
      Current liabilities                         258,242      285,079
 Long term debt - non-current                     291,889      245,470
 Other liabilities                                 24,171       21,832
 Deferred income tax                               43,634       42,072
 Liabilities related to assets held for sale           --          278
 Non-controlling interest                         178,967      196,765
 Shareholders' equity                             158,317      199,141
                                               ----------- -----------
      Total liabilities and equity               $955,220     $990,637
                                               ==========  ===========

 Supplemental Balance Sheet information
 Total debt                                      $316,804     $266,369
                                               ----------- -----------
 Total debt, net of cash                          251,574      186,727
                                               ----------- -----------

 Condensed Consolidated Statements of Cash Flows
 -----------------------------------------------
 (in thousands of US dollars)

                                Three months ended   Six months ended
 (unaudited)                          June 30            June 30
                               ------------------- -------------------
                                 2009      2008      2009      2008
                               --------- --------- --------- ---------
 Operating activities
 Net earnings (loss) from
  continuing operations         $11,659   $23,837  $(32,668)  $17,647
 Items not affecting cash:
   Depreciation and
    amortization                 11,357    10,100    23,617    20,912
   Goodwill impairment charge        --        --    29,583        --
   Deferred income tax              208    (1,118)    2,426   (19,594)
   Other                            265       740     1,116     3,796
                               --------- --------- --------- ---------
                                 23,489    33,559    24,074    22,761
 Changes in operating assets
  and liabilities                    71   (31,875)  (31,477)  (42,899)
 Discontinued operations          2,060       896    (5,952)    7,307
                               --------- --------- --------- ---------
 Net cash provided by (used) in
  operating activities           25,620     2,580   (13,355)  (12,831)
                               --------- --------- --------- ---------
 Investing activities
 Acquisitions of businesses,
  net of cash acquired          (13,450)   (9,166)  (25,279)  (28,527)
 Purchases of fixed assets, net  (7,107)   (8,173)  (11,315)  (15,275)
 Other investing activities      (6,325)    1,205    (3,014)    7,394
 Discontinued operations           (491)     (691)     (474)     (688)
                               --------- --------- --------- ---------
 Net cash used in investing
  activities                    (27,373)  (16,825)  (40,082)  (37,096)
                               --------- --------- --------- ---------

 Financing activities
 Increase in long-term debt,
  net                            10,293    24,187    47,821    48,579
 Preferred share dividends       (2,526)   (2,616)   (5,051)   (5,232)
 Other financing activities      (2,641)  (20,509)   (5,547)  (23,934)
 Discontinued operations             --        --        --       140
                               --------- --------- --------- ---------
 Net cash provided by financing
  activities                      5,126     1,062    37,223    19,553
                               --------- --------- --------- ---------
 Effect of exchange rate
  changes on cash                 3,976     1,744     1,395    (2,435)
                               --------- --------- --------- ---------
 Increase (decrease) in cash
  and cash equivalents            7,349   (11,439)  (14,819)  (32,809)
 Cash and cash equivalents,
  beginning of period including
  cash held by discontinued
  operations                    $57,881   $80,666   $80,049  $102,036
                               --------- --------- --------- ---------
 Cash and cash equivalents, end
  of period including cash held
  by discontinued operations    $65,230   $69,227   $65,230   $69,227
                               ========= ========= ========= =========

 Segmented Revenues, EBITDA and Operating Earnings
 -------------------------------------------------
 (in thousands of US dollars)

              Commercial Residential
             Real Estate    Property  Property
 (unaudited)    Services  Management  Services Corporate  Consolidated
              --------------------------------------------------------

 Three months
  ended June
  30

 2009
 Revenues      $142,570   $167,897   $114,833       $44      $425,344
 EBITDA            (832)    16,894     22,727    (2,003)       36,786
 Stock-based
  compensation                                                  1,534
 Cost
  containment     2,863                                         2,863
              ----------                                 -------------
                  2,031                                        41,183
              ----------                                 -------------
 Operating
  earnings
  (loss)         (6,773)    13,955     20,331   (2,084)        25,429

 2008
 Revenues      $210,902   $163,176    $80,637       $54      $454,769
 EBITDA          20,310     15,859     11,999    (2,790)       45,378
 Stock-based
  compensation                                                    945
 Cost
  containment       790                                           790
              ----------                                 -------------
                 21,100                                        47,113
              ----------                                 -------------
 Operating
  earnings
  (loss)         14,995     13,018     10,146    (2,881)       35,278

              Commercial Residential
             Real Estate    Property  Property
 (unaudited)    Services  Management  Services Corporate Consolidated
              --------------------------------------------------------

 Six months
  ended June
  30

 2009
 Revenues      $261,059   $314,514   $210,715       $65      $786,353
 EBITDA         (15,524)    28,428     36,234    (4,782)       44,356
 Stock-based
  compensation                                                  3,171
 Cost
  containment     6,075                                         6,075
              ----------                                 -------------
                 (9,449)                                       53,602
              ----------                                 -------------
 Operating
  earnings
  (loss) (1)    (58,489)    22,683     31,894    (4,932)       (8,844)

 2008
 Revenues      $379,184   $303,650   $140,945      $121      $823,900
 EBITDA           8,672     25,882     15,103    (5,270)       44,387
 Stock-based
  compensation                                                  2,320
 Cost
  containment       790                                           790
              ----------                                 -------------
                  9,462                                        47,497
              ----------                                 -------------
 Operating
  earnings
  (loss)         (2,521)    19,970     11,524    (5,498)       23,475

 (1) Includes goodwill impairment charge in the amount of $29,583 recorded in the Commercial Real Estate segment during the quarter ended March 31, 2009.

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500